EXHIBIT 99.1

B Communications Reports Third Quarter 2011 Financial Results

-  Business Plan Continues to Progress Ahead of Schedule   –
-  Another Stable Quarter For Bezeq   -

Ramat Gan, Israel – November 10, 2011 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the third quarter ended September 30, 2011.

Bezeq: Another Strong Quarter
The Bezeq Group reported another strong, stable quarter, delivering revenues of NIS 2.9 billion (US$ 781 million) and operating profit of NIS 944 million (US$ 254 million) for the period. Bezeq’s EBITDA for the third quarter of 2011 totaled NIS 1.3 billion (US$ 350 million), representing an EBITDA margin of 44.6%.

Continued Ahead-Of-Schedule Progress for the Company's Financing Plan
On October 5, 2011, B Communications received a dividend from Bezeq totaling NIS 464 million (US$ 125 million). The dividend consisted of:

•	A current dividend of NIS 308 million (US$ 83 million), representing the Company’s share of Bezeq’s net profit for the first half of 2011; and

•
A special dividend of NIS 156 million (US$ 42 million), the second of six equal special dividends. As declared by Bezeq's Board of Directors and approved by the Israeli Court, special dividends totaling approximately NIS 3 billion are to be paid with no interest or index adjustments on a semi-annual basis through 2013.

The Company used this dividend for two purposes: (1) payment of NIS 238 million (US$ 64 million) of its current loan repayment commitment; and (2) pre-payment of an additional NIS 226 million (US$ 61 million) to banks, thereby reducing the size of the final “bullet” repayment that is due at November 2016, and saving related future interest expenses.

B Communications’ Cash Position
As of September 30, 2011, the Company’s cash and cash equivalents totaled NIS 385 million (US$ 104 million), its unconsolidated gross debt was NIS 4.81 billion (US$ 1.3 billion) and its net debt totaled NIS 3.96 billion (US$ 1.1 billion).

B Communications’ Unconsolidated Balance Sheet Data*

	As of September 30, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	802	216
Long term liabilities	4,005	1,079
Total liabilities	4,807	1,295
Cash and cash equivalents	385	104
Dividend receivable	464	125
Total net debt	3,958	1,066

* Does not include the balance sheet of Bezeq

B Communications’ Third Quarter Consolidated Financial Results
B Communications’ revenues for the third quarter were NIS 2,917 million (US$ 786 million), a decrease of 3.8% compared with NIS 3,033 million (US$ 817 million) reported in the third quarter of 2010. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of its share of Bezeq’s revenues.

B Communications’ net loss attributable to the shareholders of the company, for the third quarter totaled NIS 31 million (US$ 9 million) compared with net income of NIS 42 million (US$ 11 million) in the third quarter of 2010. This net loss reflected the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. During the third quarter of 2011, B Communications recorded NIS 348 million (US$ 94 million) in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: B Communications’ financial expenses for the third quarter totaled NIS 93 million (US$ 25 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 72 million (US$ 20 million), and expenses related to the Company’s debentures, which totaled NIS 12 million (US$ 3 million).

B Communications’ Unconsolidated Financial Results

	Q3 2011
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(93)	(25)
Tax and other expenses	(2)	(1)
PPA amortization, net	(107)	(29)
Interest in Bezeq's net income	171	46
Net loss	(31)	(9)

Comments of Management

Commenting on the results, Mr. Doron Turgeman, the recently-appointed CEO of B Communications, said, “During the third quarter, we continued to focus on the smooth execution of our accelerated loan repayment plan. To date, we have repaid approximately NIS 2 billion (US$ 539 million) of our total bank debt, including NIS 1,683 million (US$ 453 million) of principal and NIS 313 million (US$ 84 million) of interest and CPI-linkage expenses. In parallel, we continue to be very pleased with developments at Bezeq, and therefore feel favorably positioned to carry out our plans."

Bezeq Group’s Q3 Financial Results

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended September 30, 2011. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Revenues of the Bezeq Group in the third quarter of 2011 amounted to NIS 2.9 billion, a decrease of 3.8% compared with the third quarter of 2010. Revenues from Bezeq Fixed-line operations and from Pelephone were adversely affected by the reduction of mobile termination rates to the cellular networks commencing January 1, 2011. The decrease in revenues was partially offset by growth in Pelephone's equipment sales revenues.

Operating profit of the Bezeq Group amounted to NIS 944 million in the third quarter of 2011, a decrease of 3.6% compared with the third quarter of 2010. EBITDA for the third quarter was NIS 1.30 billion (EBITDA margin of 44.6%), a decrease of 2.1% compared with the third quarter of 2010 (EBITDA margin of 43.8%). The decrease in these profitability indices is primarily due to the intensifying competition in the cellular market.

Net profit attributed to the shareholders of Bezeq in the third quarter of 2011 amounted to NIS 550 million, a decrease of 6.5% compared with the third quarter of 2010. The decrease is primarily attributable to a rise in finance expenses due to the increase in debt.

Since the beginning of the year, cash flows from operating activities decreased by 21.1% compared with the corresponding period and amounted to NIS 2.3 billion, mainly due to the sharp rise in sales of smartphones resulting in a significant increase in payment to suppliers while customer payments for these phones are made in 36 installments.

Gross investments (CAPEX) in the third quarter of 2011 amounted to NIS 437 million, an increase of 14.7% compared with the third quarter of 2010. The increase is primarily attributable to the investment by Bezeq International in a submarine cable. The CAPEX to sales ratio was 15% in the third quarter of 2011, compared with 12.6% in the corresponding quarter of 2010.

On September 30, 2011, the gross financial debt of the Bezeq Group was NIS 9.6 billion, compared with NIS 5.7 billion on September 30, 2010. The increase is due to the incurrence of NIS 4.7 billion of debt, of which NIS 2.7 billion was recorded in the third quarter of 2011. Conversely, NIS 0.8 million debt was repaid.

On September 30, 2011, the net financial debt of the Bezeq Group was NIS 6.0 billion, compared with NIS 4.3 billion on September 30, 2010. At the end of September 2011, the ratio of net debt to EBITDA of the Group was 1.24, compared with 0.91 at the end of September 2010.

Bezeq Group (consolidated)	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	2,917	3,033	(3.8)%
Operating profit	944	979	(3.6)%
EBITDA	1,301	1,329	(2.1)%
EBITDA margin	44.6%	43.8%
Net profit attributable to Company shareholders	550	588	(6.5)%
Diluted EPS (NIS)	0.20	0.22	(9.1)%
Cash flow from operating activities	882	1,166	(24.4)%
Capex payments, net 1	374	328	14.0%
Free cash flow 2	508	838	(39.4)%
Net debt/EBITDA (end of period) 3	1.24	0.91
Net debt/shareholders’ equity (end of period)	2.93	0.92

1	Capex data reflects payments related to capex and are based on the cash flow statements.
2	Free cash flow is defined as cash flows from operating activities less net capex payments.
3	EBITDA in this calculation refers to the trailing twelve months.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of September 30, 2011 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2011 (NIS 3.712 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statement of Financial Position

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2011	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,595	430	1,782	383
Investments including derivatives	2,411	649	373	789
Trade receivables	3,007	810	2,737	2,701
Other receivables	234	63	197	228
Inventory	199	54	178	177
Current tax assets	2	1	-	3
Assets classified as held-for-sale	102	27	30	194

Total current assets	7,550	2,034	5,297	4,475

Investments including derivatives	115	31	134	129
Long-term trade and other receivables	1,594	429	1,073	1,114
Property, plant and equipment	7,392	1,991	5,533	7,392
Intangible assets	8,342	2,247	14,889	9,163
Deferred and other expenses	385	104	670	423
Investments in equity-accounted investee
(mainly loans)	1,031	278	1,111	1,084
Deferred tax assets	218	59	333	254

Total non-current assets	19,077	5,139	23,743	19,559

Total assets	26,627	7,173	29,040	24,034

B Communications Ltd.

Consolidated Statement of Financial Position (cont’d)

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2011	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,442	388	1,466	1,380
Trade payables	918	248	1,089	1,061
Other payables including derivatives	997	269	951	816
Dividend payable	1,542	415	891	-
Current tax liabilities	521	140	436	346
Deferred income	52	14	32	34
Provisions	220	59	295	251
Employee benefits	467	126	351	269
Total current liabilities	6,159	1,659	5,511	4,157

Debentures	5,397	1,454	2,643	2,776
Bank loans	6,876	1,852	6,284	6,138
Loans from institutions and others	548	148	540	541
Dividend payable	771	208	-	-
Employee benefits	271	73	298	305
Other liabilities	157	42	44	150
Provisions	70	19	68	69
Deferred tax liabilities	1,249	336	2,444	1,555
Total non-current liabilities	15,339	4,132	12,321	11,534

Total liabilities	21,498	5,791	17,832	15,691

Equity

Total equity attributable to Company's
shareholders	914	246	1,397	1,212
Non-controlling interest	4,215	1,136	9,811	7,131
Total equity	5,129	1,382	11,208	8,343

Total liabilities and equity	26,627	7,173	29,040	24,034

B Communications Ltd.

Consolidated Statements of Operations

(In millions, except share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	8,723	2,350	5,599	2,917	786	3,033	8,657

Cost and expenses
Depreciation and amortization	2,113	569	1,061	715	192	577	2,294
Salaries	1,622	437	925	549	148	492	1,488
General and operating expenses	3,447	928	2,327	1,183	319	1,272	3,640
Other operating expenses
(income), net	283	76	(111)	1	-	(59)	5

	7,465	2,010	4,202	2,448	659	2,282	7,427

Operating income	1,258	340	1,397	469	127	751	1,230

Finance expenses, net	401	108	282	162	44	158	287

Income after financing
expenses, net	857	232	1,115	307	83	593	943

Share in losses of
equity-accounted investee	203	55	(154)	66	18	(71)	235

Income before income tax	654	177	961	241	65	522	708
Income tax	340	92	357	136	37	189	385

Net income	314	85	604	105	28	333	323

Attributable to:
Owners of the Company	(98)	(26)	26	(31)	(9)	42	(140)
Non-controlling interest	412	111	578	136	37	291	463
Net income	314	85	604	105	28	333	323

Income (loss) per share, basic
Net income (loss) per share	(3.39)	(0.91)	0.94	(1.10)	(0.30)	1.39	(4.83)

Income (loss) per share, diluted
Net income (loss) per share	(3.44)	(0.93)	0.94	(1.11)	(0.30)	1.39	(4.93)